April 13, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma
Representative Director,
President and Chief Executive Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Takayuki Ishikawa
General Manager
Corporate Communications Office
Phone:	+81-(0)3-6758-6703

MinebeaMitsumi to Participate in Auto Shanghai 2017

MINEBEA MITSUMI Inc. (MinebeaMitsumi) will be exhibiting at the 17th Shanghai International Automotive Industry Exhibition, “Auto Shanghai 2017” (Press days: Apr. 19 & 20, 2017; Open to the public: Apr. 21 to Apr. 28; Location: National Exhibition & Convention Center (Shanghai))

On Jan. 27, 2017, Minebea Co. Ltd., whose business focuses on machine processing such as bearings and electronic devices such as motors and sensors, etc., made Mitsumi Electric Co. Ltd., an electronic components manufacturer, a wholly-owned subsidiary to integrate our operations. We changed our company name to MinebeaMitsumi Inc. and embarked on a new start. This will be our first exhibition in China as MinebeaMitsumi since this business integration, and we will show off our technologies and products that are contributing to advanced technology support in the Chinese automotive industry.

At this exhibition, we will be exhibiting former-Minebea products such as bearings, in-vehicle small motors, as well as various types of LIN-BUS specification compatible*1 actuators, as well as a wide-ranging line-up of high-performance VR resolvers compatible with the rapidly-expanding EV, PHEV and 48 V systems. In addition, as well as former-Mitsumi products such as 79 GHｚ millimeter wave radar (under development)—known as next-generation radar—in-vehicle antenna and connectors, we will also be exhibiting a wide-ranging in-vehicle product line-up of MinebeaMitsumi.
In addition, in a specially-established corner for new products at this exhibition, we will exhibit new products compatible with next-generation e-cockpit technology, such as head-up display-related products, haptics devices, and MinebeaMitsumi back-light technology-applied products, etc.

As a provider of Electro Mechanics Solutions™*2 which contributes to the IoT era, MinebeaMitsumi combines a broad range of advanced technologies—from high precision machine processing technologies such as bearings, to motors, sensors, semiconductors, and wireless technologies—to create new value with “difference” beyond the realm of common sense.

Image of the MinebeaMitsumi Booth

Main Exhibition Items

●Ball Bearing Units for Turbo Chargers	● VR Resolvers for EV/HEV Motors (Rotation Angle Sensors)
●AGA (Active Grill Shutter) Actuators	●HVAC Geared PM Stepping Motors
●Compound Antennas (shark fin-type, rod-type)	● Media Hub Units
●Connectors for Automobiles HSD, FAKRA, USCAR-30	●79GHz Millimeter Wave Radars (Development product)

*１LIN (Local Interconnect Network)-BUS specifications…
Low cost embedded network specifications for connecting intelligent devices with each other.
*2 “Electro Mechanics Solutions” is a registered trademark in Japan of MinebeaMitsumi Inc. Its registration No. is 5322479.

Exhibition Overview:
Press days:	Apr. 19 & 20, 2017 09:00 - 18:00
Open to public:	Apr. 21 to 27, 2017 10:00 - 19:00 Apr. 28, 2017 10:00 - 16:00

Shanghai Motor Show Official website:
http://autoshanghai.org/

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■Media inquiries: Corporate Communications Office Phone: +81-(0)3-6758-6703 Fax: +81-(0)3-6758-6718